Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                    Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 501 - 543 Granville Street
Vancouver, British Columbia V6C 1X8

Item 2.                     Date of Material Change

May 23, 2012

Item 3.                     News Release

A press release dated May 28, 2012 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                     Summary of Material Change

Eurasian Minerals Inc. (the “Company” or “EMX”) announced promotions within, and additions to the Company’s management. These changes reflect EMX’s successful execution of the prospect generation business model, and the resulting growth in the Company’s exploration and royalty property portfolios. The staff additions consist of corporate leadership positions, as well as management positions for multiple business units and a new exploration initiative in Southeast Asia.

Item 5.                     Full Description of Material Change

Item 5.1                  Full Description of Material Change

Please refer to the press release of the Company disseminated on May 28, 2012, attached hereto.

Item 5.2                  Disclosure for Restructuring Transactions

Not applicable

Item 6.                     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                     Omitted Information

None.

Item 8.                     Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Valerie Barlow, Corporate Secretary Phone: 604-688-6390 Email: valerie@eurasianminerals.com

Item 9.                     Date of Report

May 28, 2012

Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Management Promotions and Additions

Vancouver, British Columbia, May 28, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce promotions within, and additions to, the Company’s management. These changes reflect EMX’s successful execution of the prospect generation business model, and the resulting growth in the Company’s exploration and royalty property portfolios. The staff additions consist of corporate leadership positions, as well as management positions for multiple business units and a new exploration initiative in Southeast Asia.

Management Promotions and Additions. A summary of the management changes is given below, with more information on the Company’s web site (www.eurasianminerals.com).

  M. Stephen Enders has been on the Company's Board of Directors since 2009, and is taking on the additional responsibilities of Chief Operating Officer. Dr. Enders has over thirty-six years of diversified executive and leadership experience in mineral exploration, project startup, and mine development and operations. He was the President of the Society of Economic Geologists in 2011, and previously held the positions of Senior Vice President of Worldwide Exploration for Newmont Mining Corporation and President of Phelps Dodge Exploration Corporation.

  Michael Winn is assuming the role of Chairman as Steve Enders takes on a day-to-day role in managing the Company’s business. Mr. Winn has been on EMX’s Board of Directors since 2003, and was an original founder of the Company. He is the President of Terrasearch Inc., a mining and energy company, and is also a director of several mineral resource companies active in Canada, the United States, Latin America, Europe and Africa.

  Allen Cockle has accepted the position of Senior Consulting Engineer and will be focused on advanced projects and evaluations. Mr. Cockle is a Professional Engineer that has over 40 years of worldwide exploration and mine development experience. His career includes 33 years with Newmont, most recently as the Vice President of Technical Services.

  Eric Jensen has been promoted to General Manager, Exploration for the Company. Dr. Jensen was a co-founder of Bronco Creek Exploration, and has been EMX's Generative Exploration Team Leader since 2011. He has grassroots and mine-site exploration experience in 14 countries on four continents. Dr. Jensen has worked in a broad range of mineral systems, including alkaline gold, epithermal gold-silver, porphyry copper-gold, mesothermal lode gold, and IOCG deposit types.

  David Johnson has been promoted to Chief Geologist for the Company. Dr. Johnson was a co- founder of Bronco Creek Exploration, and served as the Business Unit Manager until his recent promotion. His expertise in designing, implementing, and managing regional to project scale mineral exploration programs will be key in supporting EMX’s worldwide programs.

  David Boyer is the new manager of EMX’s North American business unit, Bronco Creek Exploration. Mr. Boyer has worked in the mine, near-mine and greenfields exploration environments, as well as in a wide variety of mineral deposit settings, primarily in western North America. His experience includes exploration management, field-oriented evaluations, and resource modeling.

  Jesper Kofoed has been appointed as EMX’s Business Unit Manager for Scandinavia. Mr. Kofoed has extensive experience with remote operations in Northern Europe, Greenland, the Americas,

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

  Africa and Southeast Asia exploring for copper, gold, PGE's and uranium. He has managed programs ranging from greenfields exploration to feasibility level studies, and recently served as the Senior Project Coordinator for Quadra Mining Ltd.’s Malmbjerg molybdenum project in Greenland.

  Chris Greenhoot has joined the staff as the Manager of Project Marketing. He holds degrees in economics, civil engineering and economic geology, and has worked in both the finance and mineral exploration industries. Mr. Greenhoot’s diversified background and strong networking talents will help accelerate the deal flow of EMX’s prospect generation business transactions.
  Chris Spurway is the new Koonenberry project manager. His industry experience over the last 20 years covers mineral exploration management, resource definition, mining, and strategic development in Australia, South America, and Canada. Mr. Spurway has worked for larger organizations like AngloGold Ashanti and CRA, as well as smaller, entrepreneurial exploration companies.
  Henry Wong has joined EMX as the Regional Exploration Manager for Southeast Asia. His background is in precious and base metals exploration for CSR, Billiton, Newmont, and most recently as Country Manager for East Asia Minerals. Mr. Wong will lead EMX’s generative efforts in Southeast Asia from his base in Jakarta, Indonesia.

EMX’s team of exploration and mining professionals is at the core of the Company’s prospects for ongoing success. Along these lines, a concerted effort to engage a younger generation of talented exploration leaders to help manage the Company’s continued growth resulted in four of the recent hires.

EMX’s exploration partners, which include Newmont Mining Corporation, Antofagasta S.A., Vale Exploration Canada, and Freeport-McMoRan, have indicated that they expect to invest approximately $20 million this year building value on the Company’s property portfolios in Haiti, Sweden, and the western U.S. Further, the Company has cash and marketable securities, as well as prospects for near-term royalty cash flows, that ensure the Company’s sustainable growth into the future.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian currently has projects in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,”

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

“anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the three-month period ended March 31, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the

SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com